Free Writing Prospectus	Filed Pursuant to Rule 433
Dated April 7, 2014	Registration Statement No. 333-187399

Set forth herein is a copy of the press release issued by Nordic American Tankers Limited on April 7, 2014

Nordic American Tankers Limited (NYSE:NAT) Announces Public Offering

Hamilton, Bermuda, April 7, 2014

Nordic American Tankers Limited (the “Company”) today announced an underwritten public offering of 12,000,000 common shares pursuant to the Company’s effective shelf registration statement. Morgan Stanley & Co. LLC is acting as the bookrunning manager for the offering and Global Hunter Securities, LLC is acting as co-manager of the offering. The Company also intends to grant the underwriters a 30-day option to purchase additional common shares representing up to 15% of the offered shares.

The investors participating in this offering are entitled to a dividend of $0.23 per share. This dividend was announced April 2, 2014 and is payable to shareholders of record as of May 15, 2014.

The Company intends to use the net proceeds of this offering primarily to finance the acquisition of potentially two to four vessels, depending on the age of the vessels, and general corporate purposes.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of a prospectus and related prospectus supplement. Copies of the prospectus and prospectus supplement relating to the offering may be obtained from the offices of Morgan Stanley & Co. LLC at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department.

About the Company

The Company is an international tanker company that owns 20 double-hull Suezmax tankers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement relating to this offering and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department. You may also request a copy of these documents by sending an e-mail to ir@nat.bm.

Contacts:

Herbjørn Hansson, Chairman and CEO, Norway

Nordic American Tankers Limited

Tel: +1 866 805 9504 or + 47 901 46 291

Scandic American Shipping Ltd.

Manager for:

Nordic American Tankers Limited

P.O Box 56, 3201 Sandefjord, Norway

Tel: + 47 33 42 73 00 E-mail: nat@scandicamerican.com

Jacob Ellefsen,

Manager, Investor Relations and Research, Monaco

Nordic American Tankers Limited

Tel: + 377 93 25 89 07 or + 33 678 631 959

Rolf Amundsen, Advisor, Norway

Nordic American Tankers Limited

Tel: +1 800 601 9079 or + 47 908 26 906

Turid M. Sørensen, EVP & CFO, Norway

Nordic American Tankers Limited

Tel: +47 33 42 73 00 or +47 90 57 29 27

Gary J. Wolfe

Seward & Kissel LLP, New York, USA

Tel: +1 212 574 1223